UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary

BHP Billiton Plc Notice of Meeting 2014 This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Our Charter

We are BHP Billiton, a leading global resources company.

Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

Our Values

Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.

Integrity
Doing what is right and doing what we say we will do.

Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.

Performance
Achieving superior business results by stretching our capabilities.

Simplicity
Focusing our efforts on the things that matter most.

Accountability
Defining and accepting responsibility and delivering on our commitments.

We are successful when:

Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.

Andrew Mackenzie
Chief Executive Officer

2 – BHP BILLITON PLC NOTICE OF MEETING 2014

Invitation from the Chairman 11 September 2014 Dear Shareholder I am pleased to invite you to BHP Billiton Plc’s 2014 Annual General Meeting (AGM). The meeting will be held on Thursday, 23 October 2014 at the Queen Elizabeth II Conference Centre, London. The AGM is an important part of BHP Billiton’s overall approach to governance, which is outlined in more detail below. The AGM gives you the opportunity to talk to your Directors and senior management team, ask questions, and vote on items of business. The items of business are explained in this Notice of Meeting. Governance and strategy The Board regularly reviews our strategy of owning and operating large, long-life, low-cost, expandable upstream resource assets diversified by commodity and geography. This strategy has delivered strong performance over time and underpins the continuing creation of long-term sustainable value for shareholders, customers, employees and the communities in which we operate. As part of this ongoing review process, in August 2014, we announced the creation of a separate mining and metals company based on a selection of high-quality aluminium, coal, manganese, nickel and silver assets. Separating these businesses through a proposed demerger has the potential to unlock shareholder value by allowing us to improve the productivity of our largest businesses more quickly and by creating a new company specifically designed to enhance the performance of the demerged assets. We also announced the Chairman of the new company would be David Crawford AO, who will retire from the BHP Billiton Board in November 2014. On behalf of shareholders, I would like to note the exceptional service David has provided to the Board and the Group over many years. BHP BILLITON PLC NOTICE OF MEETING 2014 – 3

Invitation from the Chairman continued As one of Australia’s most respected company directors and chairmen, we thank him and wish him well for the future. It is also intended that Keith Rumble will become a Non-executive Director of the new company and would retire from the BHP Billiton Board at the time shareholders vote on the demerger proposal. Subject to satisfactory third party consents, final Board approval and shareholder approval, the demerger is expected to be completed in the first half of 2015. BHP Billiton has a robust corporate planning process. It is underpinned by detailed scenario planning. This gives us the ability to look at the future more clearly and to take into account a wide range of global uncertainties through to 2035. These include climate change impacts, geopolitical and technological developments. At the core of our corporate planning is our acceptance of the most recent assessment of the Intergovernmental Panel on Climate Change (IPCC) which found that warming of the climate is unequivocal, human influence is clear and physical impacts are unavoidable. We use the IPCC’s assessment as the base case for climate change science that informs our Group’s strategy. Regardless of which direction the world may take, we will always be guided by Our Charter values, including our value of Sustainability, in how we operate our business, interact with our stakeholders and plan for the future. The Company’s scenarios underpin the Board’s assessment of strategy, business portfolio and future investments. Along with associated signposts and triggers, the scenarios interpret technical, economic, political and global governance trends facing the resources industry. By considering extreme downsides, as well as opportunities, we stress test our strategy and the resilience of our diversified asset portfolio over the short and long term. Our planning shows the diversity of our four pillars of copper, petroleum, iron ore, coal, and potentially potash, is our strength. While no-one can be certain about the future, this diversity gives us resilience in downside scenarios while providing opportunities for future growth in others. Board renewal and succession planning The Board believes that orderly succession and renewal is achieved as a result of careful long-term planning, where the appropriate composition of the Board is continually under review. This is necessary to ensure your Board has the required diversity and depth of skills, experience, independence and knowledge to govern BHP Billiton effectively as the Company changes and evolves. As part of the continual Board renewal process, in April 2014, we appointed former Royal Dutch Shell Executive Director, Malcolm Brinded, to the Board. Malcolm brings 37 years’ international business experience and has already made a substantial contribution to the collective decision making of the Board and the Sustainability Committee. Together, your Directors contribute international business and senior executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience of successfully managing a global business in the context of uncertainty, and an understanding of the risk environment of the Group, including systemic risk such as financial crises and climate change. Your Board believes that the overall composition of the Board enables it to effectively govern BHP Billiton on behalf of shareholders in the best interests of the Company. 4 – BHP BILLITON PLC NOTICE OF MEETING 2014

As we have adopted a policy of annual re-election, all your Directors are standing for re-election, with the exception of David Crawford who is retiring and Malcolm Brinded, who will stand for election for the first time. Our policy gives shareholders the opportunity to formally vote on all Directors every year. In accordance with our annual review process, the performance of each Director standing for election or re-election has been assessed and all Directors have been unanimously recommended for election or re-election. The Board recommends that you vote in favour of all the Board nominated Directors standing for election or re-election. External nomination Shareholders holding 0.06 per cent of the combined issued share capital of BHP Billiton have nominated Mr Ian Dunlop. Mr Dunlop was also nominated in 2013. The Board, assisted by the Nomination and Governance Committee, has considered Mr Dunlop’s nomination and considers that Mr Dunlop would not add to the effectiveness of your Board. For this reason, the Board does not endorse Mr Dunlop’s nomination and recommends you vote against the election of Mr Dunlop (Item 25). Remuneration For the first time this year, the business of the AGM includes three resolutions relating to the Remuneration Report. The two additional resolutions at Items 7 and 8 stem from new UK remuneration reporting rules introduced during the year. The new legislation gives shareholders a binding vote on the Directors’ remuneration policy and, as in the case of previous years, an advisory vote on the annual report on remuneration. Australian requirements with respect to voting on the Remuneration Report are unchanged and shareholders continue to have an advisory vote on the entire Remuneration Report, which includes the remuneration policy and remuneration arrangements in place for the Directors and members of the Group Management Committee (Item 9). Board Recommendation The Board considers that all resolutions other than Item 25 are in the best interests of shareholders of BHP Billiton, as a whole, and recommends you vote in favour of Items 1 to 24. The Board recommends you vote against Item 25 (the election of Mr Ian Dunlop). I encourage you to join us at the AGM and thank you for your continued support of BHP Billiton. I look forward to meeting as many shareholders as possible. BHP BILLITON PLC NOTICE OF MEETING 2014 – 5

Our results at a glance

US$179 billion

Market capitalisation as at 30 June 2014.

US$2.9 billion

Sustainable productivity-led gains delivered during FY2014.

US$67.2 billion

Revenue increased by two per cent.

9 per cent increase

Production increased on a copper equivalent basis with record production at 12 operations and across four commodities.

US$25.4 billion

Net operating cash flow increased by 26 per cent.

1.7 million tonnes reduction

Greenhouse gas emissions (CO_2-e).

121 US cents

Total dividend per share, an increase of four per cent.

9 per cent reduction

Total recordable injury frequency.

Underlying EBIT

US$22.9 billion



US$ million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012(1)
2013(1)
2014

Underlying attributable profit

US$13.4 billion



US$ million
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012(1)
2013(1)
2014

Dividends determined

US$6.4 billion



US$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2010
2011
2012
2013
2014

(1) Restated in the Annual Report Financial Statements to be disclosed on the same basis as FY2014.

6 – BHP BILLITON PLC NOTICE OF MEETING 2014

SUSTAINABILITY FOCUS AREAS

Safety performance

Our efforts to protect the health and safety of our people remains unrelenting. In FY2014, we had no fatalities at our operated assets and improved our total recordable injury frequency performance by nine per cent to 4.2 injuries per million hours worked. We also recorded a 22 per cent decrease in the number of potential exposures to carcinogens and airborne contaminants, if not for the use of personal protective equipment, compared with our FY2012 baseline.

Greenhouse gas emissions

We will continue to take action to reduce our greenhouse gas (GHG) emissions and build the resilience of our operations, investments, communities and ecosystems to the impacts of climate change. In FY2014, we reduced our GHG emissions by 1.7 million tonnes (Mt) of carbon dioxide equivalent (CO_2-e) to 45.0 Mt of CO_2-e. This keeps us in line to achieve our FY2017 target to maintain our emissions below our FY2006 baseline levels.

Community investment

We are committed to making a positive contribution to the communities in which we operate. In FY2014, our voluntary community investment totalled US$241.7 million, comprising US$141.7 million of cash, in-kind support and administrative costs and a US$100 million contribution to the BHP Billiton Foundation. More than 8,700 of our employees participated in the Matched Giving Program which benefited 1,894 not-for-profit organisations, with funds received from the Program amounting to US$12.1 million.



OTHER KEY FOCUS AREAS

Productivity

We are dedicated to working smarter to safely deliver greater volume growth from existing equipment at lower unit cost. We encourage our people to learn from each other and identify more productive ways of working. During FY2014, we delivered US$2.9 billion of benefits attributable to productivity initiatives. This means we have now delivered more than US$6.6 billion of benefits attributable to productivity initiatives over the last two years.

Disciplined approach to capital management

We have reduced capital and exploration expenditure by 32 per cent and maintained our solid 'A' credit rating. Our balance sheet remains strong and we have increased our full-year dividend by four per cent to 121 US cents per share.

Simplification of our portfolio

We are concentrating our efforts on those world-class basins where we enjoy economies of scale and a competitive advantage. Our focus on four major Businesses of Iron Ore, Petroleum, Copper and Coal, with Potash as a potential fifth, provides the benefits of diversification. On 19 August 2014, we announced a plan to create an independent global metals and mining company based on a selection of our high-quality aluminium, coal, manganese, nickel and silver assets.

For additional information refer to our Annual Report, Summary Review and Sustainability Report, which are available online at ***www.bhpbilliton.com***.

BHP BILLITON PLC NOTICE OF MEETING 2014 – 7

Contents Annual General Meeting agenda?8 Notice of Annual General Meeting?9 Explanatory Notes?14 Voting and participating?41 Accessing information on BHP Billiton ?49 Shareholder information?50 Location of the Annual General Meeting?52 Annual General Meeting agenda ThURSdAY, 23 OCTOBER 2014 9.30am Registration opens 9.45am Morning tea 11.00am Annual General Meeting commences Welcome to shareholders – Chairman Review – Chief Executive Officer Consideration of items of business and questions Please join the Chairman, the Directors and senior management of BHP Billiton for refreshments after the Annual General Meeting. Please refer to the back cover of this Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options. BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia. Registered Office: Neathouse Place, London SW1V 1LH. Registered in England and Wales, Number 3196209. In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia. In this Notice, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton. The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In this Notice, the Board of BHP Billiton Plc and the Board of BHP Billiton Limited are referred to as the Board. 8 – BHP BILLITON PLC NOTICE OF MEETING 2014

Notice of Annual General Meeting Notice is given that the 2014 Annual General Meeting of shareholders of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Thursday, 23 October 2014 at 11.00am (London time) for the purpose of transacting the following business. Items of business Items 1 to 4, 7, and 10 to 25 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Items 8 and 9 will be proposed as non-binding ordinary resolutions. Financial Statements and reports Item 1 To receive the Financial Statements for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2014, together with the Directors’ Report (which includes the Strategic Report) and the Auditor’s Report, as set out in the Annual Report. Reappointment of auditor of BHP Billiton Plc Item 2 To reappoint KPMG LLP as the auditor of BHP Billiton Plc. Remuneration of auditor of BHP Billiton Plc Item 3 To authorise the Risk and Audit Committee to agree the remuneration of KPMG LLP as the auditor of BHP Billiton Plc. BHP BILLITON PLC NOTICE OF MEETING 2014 – 9

Notice of Annual General Meeting continued General authority to issue shares in BHP Billiton Plc Item 4 To renew authority and power to allot shares in BHP Billiton Plc or to grant rights to subscribe for or to convert any security into shares in BHP Billiton Plc (rights) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association in accordance with section 551 of the UK Companies Act 2006 (Companies Act) for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2015 (provided that BHP Billiton Plc may, before the expiry of this authority, make offers or agreements which would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) and for such period the section 551 amount (under the Companies Act) shall be US$105,603,590. This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 551 of the Companies Act, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities. Issuing shares in BHP Billiton Plc for cash Item 5 To empower the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006 (Companies Act), to allot equity securities (as defined in section 560 of the Companies Act) for cash and/or to allot equity securities which are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 4 and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the Companies Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and (b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795, and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2015 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements). 10 – BHP BILLITON PLC NOTICE OF MEETING 2014

Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited) Item 6 To generally and unconditionally authorise BHP Billiton Plc in accordance with section 701 of the United Kingdom Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (shares) provided that: (a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Billiton Plc’s issued share capital; (b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share; (c) the maximum price that may be paid for any share is not more than five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and (d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2015 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired). Approval of the Directors’ remuneration policy Item 7 To approve the Directors’ remuneration policy report set out in section 4.3 of the Annual Report. Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy Item 8 To approve the Remuneration Report for the year ended 30 June 2014 (other than the Directors’ remuneration policy report as per Item 7) as set out in section 4 of the Annual Report. Approval of the Remuneration Report Item 9 To approve the Remuneration Report for the year ended 30 June 2014 as set out in section 4 of the Annual Report. BHP Billiton will disregard any votes cast (in any capacity) on Items 7, 8 and 9 by or on behalf of a member of BHP Billiton’s Key Management Personnel (KMP) or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy. BHP BILLITON PLC NOTICE OF MEETING 2014 – 11

Notice of Annual General Meeting continued Approval of leaving entitlements Item 10 To approve, for all purposes, including sections 200B and 200E of the Corporations Act 2001 (Cth) (Corporations Act), the giving of benefits to any current or future holder of a managerial or executive office in BHP Billiton Limited or a related body corporate in connection with the person ceasing to hold that office, as set out in the Explanatory Notes. If any shareholder is an employee or Director of BHP Billiton Limited or a related body corporate, a potential employee or Director, or an associate of an employee or Director, and wishes to preserve the benefit of this resolution for that person, they should not vote on the resolution, or they will lose the benefit of the resolution as a result of the operation of the Corporations Act. Further, BHP Billiton will disregard any vote cast as a proxy on Item 10 by a member of BHP Billiton’s KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy. Approval of grants to Executive Director Item 11 To approve the grant of awards to Executive Director, Andrew Mackenzie, under the Group’s short and long term incentive plans as set out in the Explanatory Notes. BHP Billiton will disregard any vote cast on Item 11 by Andrew Mackenzie or any of his associates, as well as any votes cast as a proxy on Item 11 by a member of BHP Billiton’s KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy. Election of Board-endorsed Directors Items 12 to 24 The following Directors retire under the Board’s policy on annual election (or, in the case of Malcolm Brinded, under the Articles of Association and the Constitution) and, being eligible, submit themselves for re-election or election. Item 12 To elect Malcolm Brinded as a Director of BHP Billiton. Item 13 To re-elect Malcolm Broomhead as a Director of BHP Billiton. 12 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 14 To re-elect Sir John Buchanan as a Director of BHP Billiton. Item 15 To re-elect Carlos Cordeiro as a Director of BHP Billiton. Item 16 To re-elect Pat Davies as a Director of BHP Billiton. Item 17 To re-elect Carolyn Hewson as a Director of BHP Billiton. Item 18 To re-elect Andrew Mackenzie as a Director of BHP Billiton. Item 19 To re-elect Lindsay Maxsted as a Director of BHP Billiton. Item 20 To re-elect Wayne Murdy as a Director of BHP Billiton. Item 21 To re-elect Keith Rumble as a Director of BHP Billiton. Item 22 To re-elect John Schubert as a Director of BHP Billiton. Item 23 To re-elect Shriti Vadera as a Director of BHP Billiton. Item 24 To re-elect Jac Nasser as a Director of BHP Billiton. Election of Non-Board endorsed candidate Item 25 To elect Ian Dunlop, an external candidate nominated for election, as a Director of BHP Billiton. BHP BILLITON PLC NOTICE OF MEETING 2014 – 13

Explanatory Notes The Explanatory Notes that follow provide important information regarding the items of business to be considered at the Annual General Meeting (AGM). Your vote is important. By voting, you are involved in the future of BHP Billiton. Business Items 1 to 4, 7 and 10 to 25 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Items 8 and 9 will be proposed as non-binding ordinary resolutions. All items of business at the AGM are joint electorate actions. The voting procedure explained on pages 41 to 48 ensures that both BHP Billiton Plc and BHP Billiton Limited shareholders can vote on these matters. Item 1 Financial Statements and reports The law in England and Australia requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report (which includes the Strategic Report), the Auditor’s Report and the Remuneration Report for the year. In accordance with BHP Billiton’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies. In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited, as the accounts for the BHP Billiton Group as a whole are presented in the BHP Billiton Annual Report. Item 2 Reappointment of auditor of BHP Billiton Plc The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next AGM. KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors. The law in Australia does not require a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed. Item 3 Remuneration of auditor of BHP Billiton Plc The law in England requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with best practice in corporate governance, shareholders are asked to authorise the Risk and Audit Committee to determine the remuneration of the auditor of BHP Billiton Plc. The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Billiton Limited has, therefore, not been proposed. 14 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 4 General authority to issue shares in BHP Billiton Plc The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc. The proposed limit is 211,207,180 shares, which: > represents approximately 3.97 per cent of the total combined issued share capital of BHP Billiton Plc and BHP Billiton Limited (or 10 per cent of the total issued share capital of BHP Billiton Plc) as at 5 September 2014, being the latest practicable date before publication of this Notice of Meeting (the Latest Practicable Date); > is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom – the Investment Management Association and the National Association of Pension Funds permit a maximum limit of one-third of the issued share capital or two-thirds in the case of a pre-emptive rights issue; > is considerably lower than the authority granted at the 2013 AGMs (a limit representing approximately 25 per cent was sought in 2013 and has been sought and granted at previous AGMs, but a limit representing 10 per cent of the total issued share capital of BHP Billiton Plc is being sought this year). The Board considers that the lowered limit strikes the appropriate balance between market practice in South Africa (where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business opportunities which may arise during the year; and > is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis. This authority will expire at the conclusion of the BHP Billiton AGMs in 2015. The Directors have no present plans to issue shares under this authority. No shares were issued under the similar authority granted by shareholders at last year’s AGMs. As at the Latest Practicable Date, the total issued capital of BHP Billiton Plc was 2,112,071,796 shares, and the total combined share capital of BHP Billiton Plc and BHP Billiton Limited was 5,323,762,901 shares. Item 5 Issuing shares in BHP Billiton Plc for cash The purpose of this resolution is to renew the authority of the Directors to issue shares and sell treasury shares in BHP Billiton Plc, for cash, without first offering them to existing shareholders in proportion to their holdings. Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer. BHP BILLITON PLC NOTICE OF MEETING 2014 – 15

Explanatory Notes continued Item 5 continued Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to 105,603,590 shares, which: > represents approximately two per cent of the total combined issued share capital of BHP Billiton Plc and BHP Billiton Limited (or five per cent of the total issued share capital of BHP Billiton Plc) as at the Latest Practicable Date; and > is consistent with the Statement of Principles of the United Kingdom’s Pre-Emption Group, which reflect the views of the Investment Management Association and the National Association of Pension Funds. The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares) within a rolling three-year period should not take place without prior consultation with shareholders. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. Item 6 Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited) The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy back its own shares, in the market. The authority conferred by this item will only be exercised after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally. The Directors believe that the authority to acquire shares in BHP Billiton Plc could be exercised in the future (whether by way of direct market purchases by BHP Billiton Plc, by way of the alternative mechanism described below or by way of a combination of both), although there is no present intention to do so as at the date of this Notice of Meeting. The renewal of the authority being sought will expire at the conclusion of the BHP Billiton AGMs in 2015. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 211,207,180 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50. If a decision was made to exercise the authority conferred by this Item, the BHP Billiton Plc shares could be bought back directly or, alternatively, by a mechanism whereby BHP Billiton Limited purchases fully paid shares in BHP Billiton Plc on-market and then transfers those shares to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. This alternative mechanism would not have a different impact on the Group’s cash, gearing or interest levels to a direct buy-back of its own shares by BHP Billiton Plc. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of arrangement may be an attractive option in terms of the Group’s capital management. 16 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 6 continued However, the aggregate number of BHP Billiton Plc ordinary shares which would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of this alternative mechanism) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation. As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 3,897,772 shares in BHP Billiton Plc. If exercised in full, these would represent 0.18 per cent of the issued share capital of BHP Billiton Plc as at the Latest Practicable Date. If the authority to buy back shares under Item 6 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.21 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back. The UK Companies Act 2006 (Companies Act) enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Billiton Plc were to exercise its buy-back authority, it may decide to hold any shares bought back by it as treasury shares. This would provide BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above will not be treated as treasury shares. BHP Billiton Plc cancelled 24,113,658 ordinary shares in treasury on 28 August 2014 and currently holds no treasury shares. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. Items 7 and 8 Approval of the Remuneration Report Item 7 and Item 8 are ordinary resolutions required under UK law. They arise as a result of changes made to the Companies Act, which require the Remuneration Report to be split into a Directors’ remuneration policy report and a Directors’ annual report on remuneration. Directors’ remuneration policy report Item 7 is an ordinary resolution to approve the Directors’ remuneration policy report in section 4.3 of the Annual Report, which sets out the Company’s forward looking policy on directors’ remuneration (including exit payments). This vote is binding. The Directors’ remuneration policy will commence from the date of the BHP Billiton Limited AGM and all future payments to Directors and former Directors must be made in accordance with the policy (unless the payment is separately approved by shareholders). The Directors must put any changes to the remuneration policy to a shareholder vote and seek re-approval of the remuneration policy at least every three years. BHP BILLITON PLC NOTICE OF MEETING 2014 – 17

Explanatory Notes continued Items 7 and 8 continued Directors’ annual report on remuneration Item 8 is an ordinary resolution to approve the remainder of the Remuneration Report for the year ended 30 June 2014 (i.e. other than the part containing the Directors’ remuneration policy report in section 4.3 as per Item 7). Item 8 is an advisory vote. Item 9 Approval of the Remuneration Report Item 9 is an ordinary resolution required under Australian law and is an advisory vote. For Australian law purposes, the Remuneration Report for the year ended 30 June 2014 comprises the whole of section 4 of the Annual Report. The Remuneration Report is set out in section 4 of the Annual Report and is available online at Item 10 Approval of leaving entitlements Why shareholder approval is sought Australian law restricts the benefits that can be given without shareholder approval to individuals who hold a managerial or executive office on cessation of their employment with BHP Billiton Limited and its related bodies corporate. BHP Billiton’s policy in relation to leaving entitlements is to treat departing employees and Key Management Personnel (KMP) appropriately and in accordance with applicable laws, market practice and company policy. KMP includes each of the Directors and members of the Group Management Committee (GMC). To ensure that BHP Billiton is able to meet this objective, shareholder approval is sought in respect of the leaving entitlements outlined in these Explanatory Notes. General approval was last obtained at the 2011 AGMs for three years, and specific approval of benefits under the new Long Term Incentive Plan was obtained at last year’s AGMs. The approval sought this year is to refresh all leaving entitlements potentially payable where a member of the KMP ceases to hold office. Approval is also sought in relation to leaving entitlements to employees who are not KMP, but who are directors of a BHP Billiton Limited subsidiary (Subsidiary Directors). While the Australian laws governing leaving entitlements may not apply to benefits where they relate only to the cessation of the Subsidiary Director’s office of employment, the breadth of the provisions are unclear. As employees who fall within this category are sometimes based in foreign jurisdictions where the local requirements and policies in relation to leaving entitlements are very different to those of Australia, the Board considers it appropriate and prudent to also seek shareholder approval for leaving entitlements that may be payable to these individuals. 18 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 10 continued These are not new entitlements Shareholders are not being asked to approve any change or increase in the remuneration or benefits or entitlements for KMP or Subsidiary Directors, or any variations to the existing discretions of the Board and the Remuneration Committee. This approval is in relation to BHP Billiton’s existing obligations and to preserve the discretion of the Board and Remuneration Committee to determine the most appropriate leaving package under the relevant employment agreements, incentive plans and retirement plans. Approval of these benefits does not guarantee that any specific individual will receive them. Leaving entitlements and benefits in respect of the KMP have been described in BHP Billiton’s Remuneration Report for many years. The Remuneration Report has received strong support from shareholders and other key stakeholders. The Directors considered the leaving entitlements to be fair and reasonable at the time that they were agreed, and believe that they continue to be fair and reasonable. Not all of these benefits require shareholder approval under the Corporations Act 2001 (Cth) (Corporations Act). In addition, depending on the circumstances of cessation, any specific individual may not ultimately receive many of the benefits covered by this approval. However, in the interests of good governance and transparency, the Board considers it appropriate to seek approval for all leaving benefits that are potentially payable upon a member of the KMP or a Subsidiary Director ceasing to hold office. Approval is being sought for the following benefits or entitlements Shareholder approval is being sought for the purposes of sections 200B and 200E of the Corporations Act for any ‘termination benefits’ that may be provided to KMP or Subsidiary Directors under: > the relevant employment or service agreement; > BHP Billiton’s incentive plans; and > the defined contribution plans, defined benefit plans and other retirement plans as well as any amounts required to be paid by law (for example accrued annual and long service leave). If approval is obtained, the Board intends that no other leaving entitlements will be provided to KMP or Subsidiary Directors in connection with their ceasing to hold a managerial or executive office, other than those covered by this approval or which are exempt from section 200B. However, BHP Billiton and an individual may agree not to rely on this approval and to rely solely on the provisions of the Corporations Act, in which case any benefits provided would be capped at the maximum amount payable under the Corporations Act without shareholder approval. The value of the benefits or entitlements The amount and value of the leaving entitlements being approved is the maximum potential benefit that could be provided under the relevant employment agreement, incentive plans and retirement plans, as well as any benefits payable by law. The potential leaving entitlements and the discretions that may be exercised in respect of these are summarised in Appendix 1. The amount and value of the benefits or entitlements that may be provided cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of the amount and value. These are set out in Appendix 2. BHP BILLITON PLC NOTICE OF MEETING 2014 – 19

Explanatory Notes continued Item 10 continued Approval is sought for a three-year period If approval is obtained, it will be effective for three years from the date the resolution is passed. That is, shareholder approval will be effective: > if the Board or Remuneration Committee exercises certain discretions under BHP Billiton’s incentive plans (refer to Appendix 1); > in relation to any equity awards (including conditional rights, options and shares) granted under BHP Billiton’s incentive plans; or > if the member of the KMP or Subsidiary Director ceases to hold office, during the period beginning at the conclusion of the BHP Billiton AGMs in 2014 and expiring at the conclusion of the AGMs in 2017. If considered appropriate, the Directors may seek a new shareholder approval at the AGMs in 2017. It can be reasonably anticipated that aspects of the relevant employment agreements, incentive plans and retirement plans will be amended from time to time in line with market practice and changing governance standards and, where relevant, changes in relation to KMP will be reported in the Remuneration Report. However, it is intended that this approval will remain valid for as long as these agreements, incentive plans and retirement plans provide for the treatment on cessation of holding office as set out in Appendix 1. Item 11 Approval of grants to Executive Director It is proposed that Andrew Mackenzie, an Executive Director of BHP Billiton, be awarded securities under the Group’s incentive plans. If Item 11 is approved by shareholders, the awards will be made under the Short Term Incentive Plan (STIP) and the Long Term Incentive Plan (LTIP). Each award under the STIP and LTIP is a conditional right to one ordinary fully paid share in BHP Billiton Limited. Under the Australian Securities Exchange (ASX) Listing Rules, only an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market and the terms applying to Mr Mackenzie’s awards (comprising the terms of grant and the applicable plan rules) satisfy this requirement. There is also no requirement for shareholders to approve the specific issue of BHP Billiton Plc securities to a Director on the terms proposed under United Kingdom law or the UK Listing Authority’s Listing Rules. Nonetheless, the Board wishes, as a matter of good governance, to seek approval for the acquisition of securities under the Group’s STIP and LTIP by the Chief Executive Officer (CEO). (a) STIP award: The maximum value of the STIP award will be US$1,568,080. This maximum value has been determined based on deferral of 50 per cent of Mr Mackenzie’s maximum STI amount of US$3,136,160 for performance during FY2014. How the number of rights will be calculated: The actual number of rights granted to Mr Mackenzie will be calculated using the following formula: The maximum value of the STIP award (being US$1,568,080) will be multiplied by the US$/A$ exchange rate, being the average daily exchange rate over the five days immediately prior to the grant date to convert the 20 – BHP BILLITON PLC NOTICE OF MEETING 2014

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Item 11 continued

award value into Australian dollars. This amount will then be *divided by* the volume weighted average price of BHP Billiton Limited shares traded on the ASX over the five trading days immediately prior to the grant date, and rounded down to the nearest whole number of rights.

An example calculation using the above formula as at 29 August 2014: If an STIP award was granted based on the five-day share price and exchange rate immediately prior to 29 August 2014 (A$37.36; and A$1.0722 to US$1.00), 45,002 rights would be granted after the AGMs.

For information on the STIP, refer to section 4 of the Annual Report.

(b) **LTIP award:** The Board, on the advice of the Remuneration Committee, has approved an LTIP award with a face value equal to 400 per cent of Mr Mackenzie's annual base salary (i.e. US$1,700,000 x 400 per cent = US$6,800,000).

This value was determined with the input of the Remuneration Committee's independent adviser, and takes into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Mackenzie's role and the extent to which it is market competitive. The fair value of the award is estimated at US$2,788,000 based on the fair value factor of 41 per cent as described below (i.e. US$6,800,000 x 41 per cent = US$2,788,000).

The LTIP award will be granted following the AGMs (if shareholder approval is provided).

How the number of rights will be calculated: The actual number of rights granted to Mr Mackenzie will be calculated using the following formula: The face value of the LTIP award approved by the Board as described above (being US$6,800,000) will be *multiplied by* the US$/A$ exchange rate, being the average daily exchange rate over the 12 months immediately prior to the grant date to convert the award value into Australian dollars. This amount will then be *divided by* the average daily closing price of BHP Billiton Limited shares traded on the ASX over the 12 months immediately prior to the grant date, and rounded down to the nearest whole number of rights.

An example calculation using the above formula as at 29 August 2014: If an LTIP award was granted based on the 12-month share price and exchange rate immediately prior to 29 August 2014 (A$37.09; and A$1.0838 to US$1.00), 198,701 rights would be granted after the AGMs.

For information on the LTIP, refer to section 4 of the Annual Report. The LTIP Rules are available online at ***www.bhpbilliton.com.***

Maximum award: The LTIP Rules limit the maximum award to an Expected Value (or fair value) of two times base salary based on the fair value factor. A fair value factor of 41 per cent has been calculated by the Remuneration Committee's independent adviser in respect of the current plan design. This takes into account the likelihood that the LTIP performance conditions are met (under the terms and conditions set out in sections 4.3.3 and 4.4.8 of the Remuneration Report). The maximum award is calculated using the same 12-month exchange rate and share price as described above.

BHP BILLITON PLC NOTICE OF MEETING 2014 – 21

Explanatory Notes continued Item 11 continued (c) It is not possible to specify a maximum number of rights which will be granted to Mr Mackenzie. As described above, the actual number of rights granted depends on the share price and exchange rate over the relevant period for each grant which can only be determined after the AGMs, when the rights are granted to Mr Mackenzie. However, the indicative examples above illustrate how many rights would have been granted if the grant date had been 29 August 2014. (d) There is no cost to Mr Mackenzie on the grant of the STIP or LTIP awards. The awards will not have an exercise price and accordingly do not raise capital. (e) Mr Mackenzie is the only Director (or associate of a Director) who has received securities under the employee equity plans since shareholder approval was last obtained in relation to the grant of awards to Mr Mackenzie under the Group Incentive Scheme (GIS) (which has now been replaced by the STIP) and LTIP at the 2013 AGMs. Mr Mackenzie was granted 28,157 rights under the GIS and 198,514 rights under the LTIP in accordance with those approvals and no consideration was payable by Mr Mackenzie in respect of those grants (full details of which are set out in sections 4.4.20 and 4.4.21 of the Remuneration Report). No other Director or associate of a Director has received securities under the employee equity plans. (f) The name of the only Director entitled to participate in the STIP and the LTIP in 2014 is Mr Andrew Mackenzie. No associates of Mr Mackenzie are eligible to participate in these plans. (g) No loan will be made by BHP Billiton in connection with the grants of STIP and LTIP awards or the allocation to Mr Mackenzie of any shares on vesting of those awards. (h) In relation to the operation of the employee equity plans for the current financial year, the STIP and LTIP awards may be granted up to 20 November 2015. Underlying shares may be allocated as a result of the (i) STIP award from the date of grant to August 2019 and (ii) LTIP award from the date of grant to August 2024. Items 12 to 24 Election of Board-endorsed Directors Director election framework The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Billiton Plc and to the Board of BHP Billiton Limited. Accordingly, in each resolution, reference to ‘BHP Billiton’ is a reference to both BHP Billiton Plc and BHP Billiton Limited. The resolution to appoint each candidate is proposed as a separate resolution. Under the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the United Kingdom Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. In August 2014, we announced that David Crawford will retire from the BHP Billiton Board in November 2014, and as such he will not offer himself for re-election. All other continuing Directors are retiring and offering themselves for re-election, with the exception of Malcolm Brinded, who is seeking election by shareholders for the first time (having been appointed a Director since the 2013 AGMs). 22 – BHP BILLITON PLC NOTICE OF MEETING 2014

Items 12 to 24 continued The Nomination and Governance Committee of the Board oversaw a review of the performance of all retiring Non-executive Directors (in the absence of the Director where that Director is a member of the Nomination and Governance Committee), which was designed to assess the effectiveness of each person. All Directors contributed to that review. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board. In undertaking that review, the Board took into account the skills and experience profile of the current Directors set out in the table in section 3.8 of the Annual Report. As that table indicates, each Director contributes experience of managing in the context of uncertainty, and an understanding of the risk environment of the Group, and the potential for risk to impact our health and safety, environment, community, reputation, regulatory, market and financial performance. They also all have a track record in developing an asset or business portfolio over the long term that remains resilient to systemic risk. In addition, the Chairman, drawing on guidance from the Remuneration Committee, leads an evaluation of the performance of the CEO on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in sections 3.16 and 4 of the Annual Report. On the basis of these reviews, the Board considers that all retiring Directors demonstrate commitment to their role, that each Director continues to make a valuable contribution to the Board and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors who offer themselves for re-election. The Board also recommends to shareholders the election of Malcolm Brinded. In recommending each of Sir John Buchanan, Carlos Cordeiro and John Schubert for re-election, the Nomination and Governance Committee and the Board took into account their respective tenures. The Board is satisfied for each of these Directors that their tenure has not in any way compromised their ability to effectively discharge their obligations as a Non-executive Director, nor has it impaired their independence of character and judgement. The Board believes that each of these Directors continues to make an outstanding contribution to the Board and the relevant Committees. In recommending Lindsay Maxsted for re-election, the Nomination and Governance Committee and the Board took into account Mr Maxsted’s former association with KPMG, details of which are set out in section 3.10 of the Annual Report. The Board is satisfied that his previous association with KPMG has not in any way compromised his ability to effectively discharge his obligations as a Non-executive Director, nor has it impaired his independence of character and judgement. All Non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 3.10. The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 3.2.1 of the Annual Report. BHP BILLITON PLC NOTICE OF MEETING 2014 – 23

Explanatory Notes continued Item 12 Malcolm Brinded MA, 61 Malcolm Brinded has extensive experience in energy, governance and sustainability. He served as a member of the Board of Directors of Royal Dutch Shell plc from 2002 to 2012. During his 37-year career with Shell, he held various leadership positions in the United Kingdom, Europe, the Middle East and Asia, including Executive Director of Exploration and Production, Executive Director of Upstream International and Chairman and Upstream Managing Director of Shell UK. Mr Brinded is a former Director of Shell Petroleum N.V., and a current Director of CH2M Hill Inc and Network Rail Infrastructure Limited. He is Chairman of the Shell Foundation (from July 2009 and Trustee from June 2004) and Vice President of The Energy Institute, UK. He has been a Director of BHP Billiton since April 2014 and is a member of the Sustainability Committee. Mr Brinded says: ‘The combination of outstanding assets, a clear strategy, strong focus on operational excellence, and high calibre, committed leadership, are key attributes of BHP Billiton, which already greatly impress me. Drawing on my experience running a global upstream oil and gas business and serving on diverse Boards, I hope to contribute to effective Board governance to maximise long-term shareholder returns, founded on continuous safety improvement and strong community relationships.’ The Board recommends the election of Mr Brinded. Item 13 Malcolm Broomhead MBA, BE, 62 Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead is currently Chairman of Asciano Limited and is a former Director of Coates Group Holdings Pty Ltd. He has been a Director of BHP Billiton since March 2010 and is a member of the Sustainability Committee and the Finance Committee. Mr Broomhead says: ‘BHP Billiton is dedicated to the creation of long-term shareholder value in a sustainable manner, underpinned by a framework of excellent corporate governance that will further drive productivity. Within this context, my experience as a CEO and Board member of global resource and industrial companies helps me contribute to the deliberations of the Sustainability Committee and the Board.’ The Board recommends the re-election of Mr Broomhead. 24 – BHP BILLITON PLC NOTICE OF MEETING 2014

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Item 14
Sir John Buchanan BSc, MSc (Hons 1), PhD, 71

Educated at Auckland, Oxford and Harvard, Sir John Buchanan has broad international business experience gained in large and complex international businesses, substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP. Sir John is the former Chairman of Smith & Nephew Plc, the former Chairman of ARM Holdings Plc, the former Deputy Chairman and Senior Independent Director of Vodafone Group Plc and a former Director of AstraZeneca Plc. Sir John is Chairman of the International Chamber of Commerce (UK) and a former Chairman of the UK Trustees for the Christchurch Earthquake appeal. He has been a Director of BHP Billiton since February 2003. He is the Senior Independent Director of BHP Billiton Plc, the Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.

Sir John says: *'High performance companies reward shareholders while meeting the needs of customers, employees and the communities in which they operate, always with high governance standards. Independent Directors, sharing wide-ranging experiences, contribute to strategy development and performance goals with appropriate support and challenges to management, focusing on both what is done and how it is done.*

My experiences as an Executive Director, as well as a Chairman and Non-executive Director on various global boards, provide a broad base from which to contribute to the success of BHP Billiton. Dealing with the investor community as a Chairman, and formerly as the CFO of a major resources company provides additional experience in my role as the London-based Senior Independent Director of BHP Billiton Plc.'

The Board recommends the re-election of Sir John Buchanan.

Item 15
Carlos Cordeiro AB, MBA, 58

Carlos Cordeiro brings to the Board more than 30 years' experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia) LLC. Mr Cordeiro remains an Advisory Director of The Goldman Sachs Group Inc and Non-executive Vice Chairman of Goldman Sachs (Asia) LLC. He has been a Director of BHP Billiton since February 2005 and is a member of the Remuneration Committee.

Mr Cordeiro says: *'BHP Billiton's success stems from a dedication to the creation of long-term shareholder value, good corporate governance, and a mindful focus on the environment and communities in which it operates. Given the increasing complexity of the world in which we live, it will be even more important for the Company to maintain a relentless commitment to these key success factors'.*

The Board recommends the re-election of Mr Cordeiro.

BHP BILLITON PLC NOTICE OF MEETING 2014 – 25

Explanatory Notes continued Item 16 Pat Davies BSc (Mechanical Engineering), 63 Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. Mr Davies was a Director of Sasol Limited from August 1997 to June 2011 and is a former Director of various Sasol Group companies and joint ventures. Mr Davies has been a Director of BHP Billiton since June 2012 and is a member of the Remuneration Committee. Mr Davies says: ’My previous experience leading an organisation that operates in sectors similar to BHP Billiton enables me to assist the Board as it provides the strategic direction and sound governance needed to create sustainable value for shareholders and all other stakeholders. Continuous improvement in many areas, including the management of people, operations, corporate governance, safety and environmental care, is essential to ensure an enduring competitive advantage. Given the long-term nature of investment decisions in the resources sector, it is particularly important that these decisions be well considered and effectively implemented. I hope to continue to make a contribution in this area.’ The Board recommends the re-election of Mr Davies. Item 17 Carolyn Hewson AO, BEc (Hons), MA (Econ), 59 Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a member of the Australian Federal Government Financial Systems Inquiry and is a Non-executive Director of Stockland Group. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. Ms Hewson is currently a member of the Advisory Board of Nanosonics Limited. She has been a Director of BHP Billiton since March 2010 and is a member of the Risk and Audit Committee and the Remuneration Committee. 26 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 17 continued Ms Hewson says: ‘At BHP Billiton the management team and Board are constantly mindful of the important responsibilities that accompany our position of significant global influence and size. We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way we aim to create long-term value in a sustainable manner. Appropriately, our Board members bring a wide range of skills, experience and backgrounds to the Company, but we are united in our focus on the Company’s objectives and responsibilities. My background in finance and risk management as well as my experience across a number of sectors as a Non-executive Director provides a helpful base from which to complement the existing skills and experience of the Board.’ The Board recommends the re-election of Ms Hewson. Item 18 Andrew Mackenzie BSc (Geology), PhD (Chemistry), 57 Andrew Mackenzie has been the Chief Executive Officer of BHP Billiton since 10 May 2013 and was appointed to the Board on that date. Mr Mackenzie joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. During his 30-year career in oil and gas, petrochemicals and minerals, Mr Mackenzie has held a variety of senior leadership roles. Mr Mackenzie’s prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President of Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie is a Director of the Grattan Institute, Director of the International Council on Mining and Metals and a former Non-executive Director of Centrica plc. Mr Mackenzie says: ‘It is a privilege to lead one of Australia’s great companies and the world’s leading diversified natural resources company as we play our role in providing the commodities necessary for economic growth and development. As Chief Executive Officer I have continued to meet and engage with our people, our shareholders and many other stakeholders who are critical to our company’s success. I look forward to continuing the focus on our strategy of owning and safely operating large, low-cost, long-life assets diversified by commodity, geography and market. We will continue to look to Our Charter to guide our decision-making on all aspects of our business, ensuring full consideration of environmental and social issues.’ The Board recommends the re-election of Mr Mackenzie. BHP BILLITON PLC NOTICE OF MEETING 2014 – 27

Explanatory Notes continued Item 19 Lindsay Maxsted DipBus (Gordon), FCA, 60 Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is currently the Chairman of Westpac Banking Corporation and of Transurban Group. He is also a Fellow of the Australian Institute of Company Directors and a Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. He has been a Director of BHP Billiton since March 2011. He is Chairman of the Risk and Audit Committee and a member of the Finance Committee. Mr Maxsted says: ‘Those companies which consistently outperform their competitors and the market generally are usually underpinned by a superior vision and strategy, great values, and high-quality people. The Board of BHP Billiton has, through focusing on these and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. Our risks are managed on an enterprise-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach. My professional background as a CEO, as an adviser on large and complex corporate restructurings and, more recently, as a Non-executive Director in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience, particularly in a financial context, to draw upon and contribute as a Board member. I feel very privileged to be offering myself for re-election.’ The Board recommends the re-election of Mr Maxsted. Item 20 Wayne Murdy BSc (Business Administration), CPA, 70 Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and as Chairman from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce and a former Director of Qwest Communications International Inc. Mr Murdy is a Non-executive Director of Weyerhaeuser Company. He has been a Director of BHP Billiton since June 2009 and is a member of the Risk and Audit Committee and the Finance Committee. 28 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 20 continued Mr Murdy says: ‘BHP Billiton is one of the most valuable companies in the world, due to its ability to successfully invest and reinvest capital in tier one assets in the natural resource sector. This has been achieved by financial and operating discipline, while focusing on continuous improvement in safety, environmental protection and community relations. Strong Board commitment to strategy review, leadership development and governance best practices should continue to generate strong shareholder value. My background in the international minerals and petroleum industries, as well as financial and capital investment decisions, provides a wide range of experiences from which to contribute to Board discussions.’ The Board recommends the re-election of Mr Murdy. Item 21 Keith Rumble BSc, MSc (Geology), 60 Keith Rumble was previously the Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996. Mr Rumble is a Director of Enzyme Technologies (Pty) Ltd and Elite Wealth (Pty) Limited. He serves on the Board of Governors of Rhodes University and is a Trustee of the World Wildlife Fund (South Africa). He is a former Director of Aveng Group Limited. He has been a Director of BHP Billiton since September 2008 and is a member of the Sustainability Committee. It is intended that Mr Rumble will become a Non-executive Director of the new company that BHP Billiton plans to form in the proposed demerger. Mr Rumble would retire from the BHP Billiton Board at the time the shareholders vote on this demerger proposal. Mr Rumble says: ‘In order to drive the creation of shareholder value, effective Boards require a diverse range of skills to ensure constructive dialogue around the complex and wide-ranging issues facing companies operating in the global arena. My experience in the mining industry as the Chief Executive and Board member of highly successful world-class mining companies and, more recently, managing a private equity investment portfolio in the mining industry has provided me with an appropriate background which complements the other skills represented on the BHP Billiton Board and enables me to contribute effectively to the strategic direction and deliberations of the Board. My background in operations, portfolio management and investment provides an ideal platform to contribute to the broader strategic debate on matters such as risk management and sustainability.’ The Board recommends the re-election of Mr Rumble. BHP BILLITON PLC NOTICE OF MEETING 2014 – 29

Explanatory Notes continued Item 22 John Schubert AO, BCh Eng, PhD (Chem Eng), 71 John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. Dr Schubert was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Dr Schubert is Chairman of the Great Barrier Reef Foundation and Chairman of the Garvan Institute of Medical Research. He is a former Chairman of Commonwealth Bank of Australia, WorleyParsons Limited and G2 Therapies Pty Limited, and a former Director of Qantas Airways Limited. He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton in June 2001. Dr Schubert is Chairman of the Sustainability Committee and in this capacity has had oversight of our approach to a wide range of sustainability issues including climate change. Dr Schubert is also a member of the Nomination and Governance Committee and the Remuneration Committee. Dr Schubert says: ‘I believe that long-term shareholder value requires excellent governance, impeccable business values, superior strategy and implementation and, most importantly, outstanding people. In the end it is the quality of people that makes the difference and is the source of enduring competitive advantage. Safety must come first, and the Company must always take into account the requirements of governments, communities and the environment if long-term value is to be created and not put at risk. As a long-standing advocate for action on climate change, I am committed to ensuring that BHP Billiton continues to play a constructive role on these important issues. My experience at CEO and Board level in companies based, and with operations, in Australia, Europe, Asia and the Americas provides a background from which to make input to the Board across the range of its deliberations.’ The Board recommends the re-election of Dr Schubert. Item 23 Baroness Shriti Vadera MA, 52 Baroness Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In recent years, she has undertaken a number of international assignments, including advising on the Eurozone crisis and working with the Korean Chair of the G20. Baroness Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. She was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Baroness Vadera spent 14 years in investment banking at UBS Warburg, where she specialised in advisory work in emerging markets. Baroness Vadera is currently a Non-executive Director of AstraZeneca Plc and is a former Trustee of Oxfam. She has been a Director of BHP Billiton since January 2011 and is a member of the Risk and Audit Committee. 30 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 23 continued Baroness Vadera says: ‘BHP Billiton is a global company working in a complex and changing market, geopolitical and regulatory environment. It continues to create shareholder value by maintaining the highest corporate governance standards, by focusing on operational excellence and rigorous implementation of an effective strategy, and through the calibre and commitment of its people. My experience in finance, governments, emerging markets and international institutions provides me with useful perspectives and helps me contribute to the Board’s deliberations and decisions.’ The Board recommends the re-election of Baroness Vadera. Item 24 Jac Nasser AO, BBus, Hon DT, 66 Following a 33-year career with Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States, Jac Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than three decades of experience in large-scale global businesses and a decade of private equity investment and operating expertise. Mr Nasser is a member of Australian Prime Minister’s Business Advisory Council, a Director of 21st Century Fox, a consultant to One Equity Partners, a private equity business associated with JP Morgan Chase & Co., and a member of the International Advisory Council of Allianz Aktiengesellschaft. Mr Nasser is a former Director of British Sky Broadcasting Group plc and of Brambles Limited. He has been a Director of BHP Billiton since June 2006 and was appointed as Chairman in March 2010. Mr Nasser is Chairman of the Nomination and Governance Committee. Mr Nasser says: ‘The primary responsibility of the Board is to facilitate the overall strength of the Company. This should focus on the optimal allocation of financial, capital and human resources, for creation of long-term shareholder value while also meeting the expectations of other stakeholders, including communities, employees, suppliers and customers and respecting the natural environment. Governance codes emphasise the responsibility of the Chairman for leadership of the Board and ensuring its effectiveness across all aspects of its role. My global experience as a CEO, Board member and a private equity investor, together with my time on the BHP Billiton Board prior to becoming Chairman, has provided me with the background to lead the Board and ensure it performs effectively on behalf of shareholders and other stakeholders.’ The Board recommends the re-election of Mr Nasser. BHP BILLITON PLC NOTICE OF MEETING 2014 – 31

Explanatory Notes continued Item 25 Election of Non-Board endorsed candidate Why is Item 25 on the agenda? Three shareholders (holding shares in BHP Billiton Limited, collectively representing 0.06 per cent of the combined issued capital of BHP Billiton) have nominated a candidate for election: Mr Ian Dunlop. Mr Dunlop was also nominated in 2013 and was unsuccessful with 96.25 per cent of votes cast against his election. Unlike the United Kingdom, Australian law does not currently mandate a threshold level of shareholder support for an external candidate to be nominated to the board of a listed company. In the UK, nomination of director candidates is treated as being equivalent to other shareholder-proposed resolutions and requires the support of at least 100 shareholders or shareholders who hold at least five per cent of total voting rights. Given our DLC structure, we adopt for both BHP Billiton Limited and BHP Billiton Plc the market practice in Australia. What is the role of the Board? The Board has responsibility for setting the strategy of BHP Billiton. The Board regularly reviews our strategy of owning and operating large, long-life, low-cost, expandable upstream resource assets diversified by commodity and geography. This strategy has delivered strong performance over time and underpins the continuing creation of long-term sustainable value for shareholders, customers, employees and the communities in which we operate. BHP Billiton has a robust corporate planning process. It is underpinned by detailed scenario planning. Scenario planning gives us the ability to look at the future more clearly and take into account a wide range of global uncertainties through to 2035. These include climate change impacts, geopolitical and technological developments. At the core of our corporate planning is our acceptance of the most recent assessment of the Intergovernmental Panel on Climate Change (IPCC) which found that warming of the climate is unequivocal, human influence is clear and physical impacts are unavoidable. One of the strengths of the IPCC is the reliance on a peer-review process. The IPCC assesses the peer-reviewed literature on climate change every five to six years and publishes the findings in Assessment Reports. These reports are then subject to their own intense peer-review process involving hundreds of scientific experts and government reviewers, making the reports some of the most scrutinised documents in the history of science. We use the IPCC’s assessment as the base case for climate change science that informs our Group’s strategy. The Company’s scenarios considered as part of our corporate planning process underpin the Board’s assessment of strategy, business portfolio and future investments. Along with associated signposts and triggers, the scenarios interpret technical, economic, political and global governance trends facing the resources industry. By considering extreme downsides, as well as opportunities, we stress test our strategy and the resilience of our diversified asset portfolio over the short and long term. Regardless of which direction the world may take, we will always be guided by Our Charter values, including our value of Sustainability, in how we operate our business, interact with our stakeholders and plan for the future. Our planning shows the diversity of our four pillars of copper, petroleum, iron ore, coal, and potentially potash, is our strength. We believe that the resilience of our portfolio under a range of climate change scenarios is underpinned by its diversity and the relatively short pay-back periods for most current and future investments in fossil fuels production. As an example, in a severely 32 – BHP BILLITON PLC NOTICE OF MEETING 2014

Item 25 continued carbon constrained world, we believe there is significant upside for our potash and uranium commodities, and also for our high-quality hard coking coal (lower smelting emissions) and iron ore lump product (direct blast furnace feed) while copper is resilient, which in aggregate mitigates potential negative impacts in other commodities. Conversely our portfolio allows us to capture upsides in an environment where developing countries experience strong global growth. What is the process for succession planning for the BHP Billiton Board? The Board believes that orderly succession and renewal is achieved as a result of careful long-term planning, where the appropriate composition of the Board is continually under review. This is necessary to ensure your Board has the required diversity and depth of skills, experience, independence and knowledge to govern BHP Billiton effectively as the Company changes and evolves. BHP Billiton has an international footprint with over 123,000 people working in 21 countries. BHP Billiton’s Non-executive Directors need relevant skills and experience, as well as a breadth of perspective on complex and inter-related issues, to ensure decisions are in BHP Billiton’s best interests. Collectively, your Directors contribute international business and senior executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience of successfully managing a global business in the context of uncertainty and an understanding of the risk environment of the Group, including systemic risks such as financial crises and climate change. Your Board believes that the overall composition of the Board enables it to effectively govern BHP Billiton on behalf of shareholders in the best interests of the Company. Assisted in this process by the Nomination and Governance Committee, the Board considers that it continues to have the right balance of skills, experience and knowledge to effectively govern the business in the best interest of shareholders, and that its current composition allows it to meet its corporate purpose. As we have adopted a policy of annual re-election, shareholders have the opportunity to formally vote on all Directors. In accordance with our annual review process, the performance of each Director seeking election or re-election has been assessed and all Board nominated Directors have been unanimously recommended for election or re-election. How was Mr Dunlop’s candidacy assessed? The Board, supported by the work of the Nomination and Governance Committee, has considered Mr Dunlop’s nomination. The Board has taken into account Mr Dunlop’s work experience and election platform in light of the published skills and experience profile of the Board. The Board considers that Mr Dunlop does not meet the skills and experience profile required of a Non-executive Director of BHP Billiton and would not add to the effectiveness of your Board. For these reasons, the Board recommends shareholders vote against the appointment of Mr Dunlop. The Chairman of the meeting intends to vote undirected proxies against this resolution. BHP BILLITON PLC NOTICE OF MEETING 2014 – 33

Explanatory Notes continued Item 25 continued The following material provided by Mr Ian Dunlop with his nomination has not been verified independently by BHP Billiton. BHP Billiton does not in any way endorse the platform on which Mr Dunlop is standing for election. Ian Dunlop MA(Cantab)(Mechanical Sciences), 72 Ian Dunlop has wide experience in energy resources, infrastructure and international business, including with the Royal Dutch Shell Group. He has senior executive and director level experience in oil, gas and coal exploration and production. He is a past Chair of the Australian Coal Association (1987–88); the Australian Greenhouse Office Experts Group on Emissions Trading (1998–2000) and was CEO of the Australian Institute of Company Directors (AICD) (1997–2001). Mr Dunlop is a Fellow of AICD, the Australasian Institute of Mining and Metallurgy, the Energy Institute (UK), a Member of the Society of Petroleum Engineers of AIME (USA) and a Member of The Club of Rome. Mr Dunlop says: ‘Since my nomination for appointment to the boards of BHP Billiton in 2013, the understanding of the science and risks of climate change, arising largely from human fossil-fuel consumption, has advanced considerably, confirming that both the extent and speed of warming have been badly underestimated. In the interim, the company has continued to show leadership by updating its climate change policy. However it still falls far short of adopting the urgent action which is now required if the company is to avoid a substantial loss of shareholder value from the impact of climate change, even in the short-term, and to capture the unprecedented value available by greater focus on building the low-carbon world. In particular, a distinction must be drawn between the company’s acceptance of the conservative IPCC science, and the risk management implications of the “fat-tail” high impact risks which the IPCC is, as yet, unable to quantify. The company’s assumption that: “under all plausible scenarios, fossil-fuels will continue to be a significant part of the energy mix for decades to come” is dangerously optimistic. The Board must fundamentally re-orientate the company to focus on the opportunities of the 21st Century lowcarbon world, rather than advocating incremental change to 20th Century high-carbon business models. I believe that my expertise and global perspective would complement existing board members in making this unique transition, which must become top priority for BHP Billiton if its shareholders are to prosper.’ The Board recommends against the election of Mr Dunlop. By order of the Board Jane McAloon President, Governance and Group Company Secretary 34 – BHP BILLITON PLC NOTICE OF MEETING 2014

Appendix 1 – Potential benefits or entitlements being approved The potential benefits or entitlements for which approval is sought (including the various discretions which may be exercised by the Board or the Remuneration Committee) are summarised below. Capitalised terms are defined in the applicable incentive plan rules. Further details regarding the relevant agreements and plans are set out in the Remuneration Report, which is available online at . Agreement/Plan Potential benefits/treatments Employment All GMC members are employed under agreements capable of termination by BHP Billiton agreements on up to 12 months’ notice (depending on the individual employment agreement), or six months’ notice by the GMC member. BHP Billiton may make a payment in lieu of some or all of the notice period (calculated by reference to base pay plus superannuation or pension contributions payable plus any other benefits under the employment agreement). Accrued contractual entitlements are also paid on cessation (such as days of leave accrued but not taken). Current incentive plans Death, serious injury, Resignation or disability or illness termination for cause Other Short Term All equity awards will All unvested equity All unvested equity awards will Incentive vest in full. awards will lapse. continue to be held pursuant to Plan (STIP) Vested but unexercised Vested but unexercised the STIP Rules and terms of grant. equity awards will remain equity awards will remain The Remuneration Committee exercisable for the rest exercisable for the rest can determine to lapse equity of the exercise period. of the exercise period, awards or, in the case of vested unless the Remuneration but unexercised equity awards, Committee determines to reduce the exercise period. they will lapse. Where employment ceases for any reason before an STI award is granted, there is no entitlement to an award for that year. However, except in the case of resignation or termination for cause, the Remuneration Committee can determine to pay the participant an amount in cash, equity or both, having regard to performance and the portion of the performance year served. BHP BILLITON PLC NOTICE OF MEETING 2014 – 35

Explanatory Notes continued Appendix 1 – Potential benefits or entitlements being approved continued Agreement/Plan Potential benefits/treatments Current incentive plans Death, serious injury, Resignation or disability or illness termination for cause Other Long Term All awards will vest All unvested awards A pro rata portion of unvested Incentive in full. will lapse. awards (based on the proportion Plan (LTIP) Vested but unexercised Vested but unexercised of the performance period served) awards will remain awards will remain will continue to be held subject exercisable for the rest exercisable for the rest to the LTIP Rules and terms of grant. of the exercise period. of the exercise period, The balance will lapse. unless the Remuneration Vested but unexercised awards Committee determines will remain exercisable for the they will lapse. rest of the exercise period or for a reduced exercise period, unless the Remuneration Committee determines they will lapse. Transitional All awards will vest All unvested awards Retirement, redundancy or GMC awards in full. will lapse. termination by mutual agreement: a pro rata proportion of the award will continue to be held subject to the terms of grant. The remaining awards will lapse. Other: In all other circumstances, the Remuneration Committee in its absolute discretion will determine the number of awards that vest (or lapse). 36 – BHP BILLITON PLC NOTICE OF MEETING 2014

Appendix 1 – Potential benefits or entitlements being approved continued Agreement/Plan Potential benefits/treatments Current incentive plans Shareplus On cessation of employment, any shares acquired through contributions from post-tax base pay will be released. If the participant is a ‘good leaver’ (defined as a person who ceases employment in circumstances approved by the Board, including, but not limited to, death, total and permanent disability or bona fide redundancy), they may also be entitled to some or all of the Matched Shares. Generally, the number of Matched Shares allocated to a good leaver will be based on the portion of the qualification period that the participant was employed. If a participant is not a good leaver, they will not receive any Matched Shares. Legacy incentive plans and awards Death, serious injury, Resignation or disability or illness termination for cause Other Former All awards will vest. All unvested awards Retirement, redundancy, or Long Term will lapse. termination by mutual agreement: Incentive Plan a pro rata portion of unvested awards (former LTIP) (based on the proportion of the performance period served) will continue to be held subject to the former LTIP Rules and terms of grant. The balance will lapse. If the participant subsequently dies, the unvested awards will become exercisable. Any other reason: the Remuneration Committee has discretion to determine the treatment of a participant’s awards (based on the principle that they will not be treated more favourably than if they had ceased employment due to retirement, redundancy or termination by mutual agreement). BHP BILLITON PLC NOTICE OF MEETING 2014 – 37

Explanatory Notes continued Appendix 1 – Potential benefits or entitlements being approved continued Agreement/Plan Potential benefits/treatments Legacy incentive plans and awards Death, serious injury, Resignation or disability or illness termination for cause Other Group All equity awards All unvested equity Forced early retirement, Incentive will vest. awards will lapse. retrenchment or redundancy, Scheme (GIS) Any vested but termination by mutual agreement, unexercised equity retirement or other circumstances awards will also lapse determined by the Remuneration if terminated for cause. Committee: All equity awards will vest. Any other reason: the Remuneration Committee has discretion to determine the treatment of equity awards. Management Unvested awards will All unvested awards ‘Good leaver’ (as determined Award Plan vest on a pro rata basis will lapse. by the GMC): Unvested awards will (MAP) on the date employment vest on a pro rata basis on the date ends and the balance employment ends and the balance will lapse. will lapse. Vested but unexercised Vested but unexercised awards can be exercised in the awards can be exercised six months following cessation. in the six months Other leavers: Unvested following cessation. awards will lapse unless the GMC determines otherwise. Group All awards will vest. All unvested awards ‘Good leaver’ (as determined Short Term will lapse. by the GMC): All awards will vest. Incentive Other leavers: Unvested Plan (GSTIP) awards will lapse unless the GMC determines otherwise. 38 – BHP BILLITON PLC NOTICE OF MEETING 2014

Appendix 1 – Potential benefits or entitlements being approved continued Agreement/Plan Potential benefits/treatments Other entitlements Retirement The annual retirement contributions payable to each GMC member are calculated by reference plans to base pay and are 25 per cent of base pay. Participation is provided through a defined contribution plan, an unfunded Retirement Savings Plan, an International Retirement Plan, a self-managed superannuation fund and/or a cash payment in lieu. Other KMP or Subsidiary Directors may also be entitled to retirement benefits. Some employees, including those who may become members of the GMC in the future, are members of legacy defined benefit plans and will continue to accrue benefits in those plans for past and future service, unless they elect to transfer to a defined contribution plan. In all circumstances, any benefit that may be provided under the terms of the plan represent benefits arising in connection with the person’s retirement from office being payment for past services rendered to BHP Billiton. No pension augmentation is provided by virtue of termination and the benefits provided represent accrued benefits. Two Non-executive Directors, David Crawford and John Schubert, have accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from 24 October 2003. The accrued retirement benefits under the former Retirement Plan were US$601,220 for Mr Crawford and US$300,418 for Dr Schubert as at 30 June 2014, and are shown in the Remuneration Report in section 4.4.30. Other While many of the termination benefits to which KMP or Subsidiary Directors may amounts become entitled upon ceasing employment are provided for under the relevant employment payable agreement, there may be additional benefits payable at law depending on the jurisdiction at law in which the member of the KMP or Subsidiary Director is based at the time they cease employment and any changes in law that occur between the time the employment contract is entered into and the cessation date. This approval is intended to cover any such payments. Other Other benefits may be payable where a person ceases to hold office and the payment payments is in accordance with the local law, policy or market practice. As BHP Billiton operates to employees a global diversified business with hundreds of subsidiaries in different locations, it is not who are not possible to ascertain the amount or value of these benefits in advance. However, this KMP and who approval is intended to cover payments or benefits to such persons where they are hold office provided in accordance with local regulations, policies and market practice in relation as Subsidiary to cessation of employment in the relevant jurisdiction. Directors BHP BILLITON PLC NOTICE OF MEETING 2014 – 39

Explanatory Notes continued Appendix 2 – Matters, events and circumstances which will or are likely to affect the calculation of the amount or value of the benefits or entitlements The amount or value of the benefits or entitlements that may be given to KMP or Subsidiary Directors in accordance with Appendix 1 cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of that amount or value, including: > the circumstances in which the individual ceases to hold office and whether they serve all or part of any applicable notice period; > their base pay at the time of cessation of employment; > the length of their service with BHP Billiton and the portion of any relevant performance or qualification periods that have expired at the time they cease employment; > the number of equity entitlements held by the individual prior to cessation of employment and the number that the Board or Remuneration Committee determines to vest, lapse or leave on foot in accordance with the relevant plans; > the market price of BHP Billiton Plc shares on the London Stock Exchange or BHP Billiton Limited shares on the ASX at the relevant time; > the individual’s particular entitlement to retirement benefits; > the value of any accrued pension entitlement arising over the period of service until the date of termination; > the value of any contribution that may arise, and be paid, in respect of the notice period provided under the employment agreement; > any other factors that the Board or the Remuneration Committee determines to be relevant when exercising its discretion (such as the assessment of the performance of the individual up to the termination date); > the jurisdiction in which the individual is based at the time they cease employment, and the applicable laws in that jurisdiction; > any changes in law between the date BHP Billiton enters into an employment contract with the individual and the date they cease to hold office. 40 – BHP BILLITON PLC NOTICE OF MEETING 2014

Voting and participating Your vote is important. By voting, you are involved in the future of BHP Billiton. Shareholders can vote by: > attending the meeting and voting in person; or > appointing an attorney or, in the case of corporate shareholders, a corporate representative, to attend and vote; or > appointing a proxy to attend and vote on their behalf. There are also a number of ways you can participate in the Annual General Meeting (AGM). How are votes calculated under the Dual Listed Companies structure? In accordance with our Dual Listed Companies structure, all items of business at the 2014 AGMs are considered significant matters and are therefore joint electorate matters. Voting on joint electorate matters works as follows: > if you vote at the BHP Billiton Plc AGM (to be held in London on 23 October 2014), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Billiton Limited; > if you vote at the BHP Billiton Limited AGM (to be held in Adelaide on 20 November 2014), your vote will be treated as though it was also cast at the meeting of BHP Billiton Plc; > a resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution). All items of business will be decided by way of a poll. BHP BILLITON PLC NOTICE OF MEETING 2014 – 41

Voting and participating continued Am I entitled to vote at the meeting? In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the UK Companies Act 2006 (Companies Act), only those shareholders entered on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on Tuesday, 21 October 2014, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting. In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting. When should I arrive at the meeting venue? You must register to vote at the AGM. In order to streamline registration, please arrive at the venue 30 minutes before the meeting commences. I have a power of attorney from a shareholder – how can I attend and vote? Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar. I am a representative of a corporate shareholder – how can I attend and vote? A shareholder that is a corporation may appoint one or more individuals to act as its representative(s) and to vote in person at the meeting, provided they do not vote in relation to the same shares. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar. I hold American Depositary Shares (ADS) – can I attend and vote? The main contact for ADS holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting. 42 – BHP BILLITON PLC NOTICE OF MEETING 2014

I want to vote but I can’t attend the meeting – what should I do? If you cannot attend, you can appoint the Chairman of the meeting or any other person as your proxy, to attend and vote on your behalf. > A proxy form accompanies this Notice of Meeting. > A shareholder entitled to attend and vote is entitled to appoint one or more proxies. A proxy need not be a shareholder and can be either an individual or a body corporate. Each proxy will have the right to vote on a poll and also to speak at the meeting. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by a shareholder. Further proxy forms are available by contacting the Share Registrar. > The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. > If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder). > If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority. > Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to vote against Item 25 and to support each of the other resolutions proposed in this Notice of Meeting. > The Key Management Personnel (KMP) of BHP Billiton (which includes each of the Directors and members of the Group Management Committee) and their closely related parties (such as close family members and any controlled companies) will not be able to vote your proxy on Items 7, 8, 9, 10 and 11, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them how to vote on Items 7, 8, 9, 10 and 11 by marking the voting boxes on the proxy form for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for Items 7, 8, 9, 10 and 11, by completing and returning the proxy form you will be expressly authorising the Chairman of the meeting to exercise your proxy on those resolutions even though they are connected with remuneration of the KMP. > The proxy form must be signed by the shareholder or the shareholder’s attorney. > Proxies appointed by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association. BHP BILLITON PLC NOTICE OF MEETING 2014 – 43

Voting and participating continued I am a ‘nominated person’ – what can I do? The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the Companies Act (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights. Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person. By when do I have to submit my proxy appointment? > If you are a shareholder registered on the principal register in the United Kingdom, you must lodge your proxy by 11.00am (London time) on Tuesday, 21 October 2014 or 12 noon (South African time) on Tuesday, 21 October 2014 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid. > Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at the relevant address specified on the next page by 11.00am (London time)/12 noon (South African time) on Tuesday, 21 October 2014. > Amended instructions must also be received by BHP Billiton Plc or its Share Registrar by the deadline for receipt of proxy. 44 – BHP BILLITON PLC NOTICE OF MEETING 2014

How do I submit my proxy appointment? You can lodge your proxy using any of the following methods: > Electronically by recording the proxy appointment and voting instructions via . You can log in on a computer or by using the BHP Billiton Plc mobile voting service for smartphones. Only registered BHP Billiton shareholders may access this facility and will need the Control Number, their Shareholder Reference Number (SRN) and Personal Identification Number (PIN) (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar. > By hand delivery or post to one of the following addresses: BHP Billiton Plc Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE Postal Address (for proxy forms) – The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom or BHP Billiton Plc Register and Transfer Secretary Computershare Investor Services (Pty) Limited 70 Marshall Street Johannesburg 2001 Postal Address – PO Box 61051 Marshalltown 2107 South Africa. Holders of shares dematerialised into Strate should return their proxy forms directly to their Central Securities Depository Participant or stockbroker. BHP BILLITON PLC NOTICE OF MEETING 2014 – 45

Voting and participating continued I have already submitted my proxy appointment – can I still attend the meeting? Yes, completion and return of a proxy form will not prevent you from attending the meeting and voting in person should you wish to do so. I am a CREST member – can I use the CREST electronic proxy appointment service to vote? Yes, CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00am (London time) on Tuesday, 21 October 2014. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 46 – BHP BILLITON PLC NOTICE OF MEETING 2014

Can I ask questions at the meeting? Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting and in the Explanatory Notes. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the Companies Act. To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies: > It would be appreciated if questions are kept as short as possible. > Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity. Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at ). The most frequently asked questions, together with answers, will be made available online at following the meeting. Will the meeting be webcast? A live webcast of the meeting will be able to be viewed online at . If you attend the AGM in person, you may be included in photographs or the webcast recording. When can I find out the results of the meeting? Due to our Dual Listed Companies structure, the results of each resolution cannot be finalised until after both the AGM of BHP Billiton Plc and the AGM of BHP Billiton Limited are concluded. Voting results will be announced to the stock exchanges and made available online at as soon as the poll is finalised after the BHP Billiton Limited meeting. BHP BILLITON PLC NOTICE OF MEETING 2014 – 47

Voting and participating continued Additional information It is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the Companies Act, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to its auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the Companies Act to publish on a website. This Notice of Meeting, together with information about the total number of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting, can be found on our website at . The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice of Meeting was 2,112,071,796 ordinary shares of US$0.50 each. Documents available for inspection Copies of the terms and conditions of appointment of BHP Billiton Plc’s Non-executive Directors may be inspected at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the AGM, and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting. 48 – BHP BILLITON PLC NOTICE OF MEETING 2014

Accessing information on BHP Billiton All up-to-date shareholder information is available online at Online shareholder services Latest news – check your holding Reports and presentations – register to receive electronic Company overview shareholder communications (including Our BHP Billiton Charter, – update your records (including Structure and Governance) address and direct credit details) Subscribe to receive news alerts – access all your securities in one portfolio sent directly to your email address by setting up a personal account – vote online BHP Billiton produces a range of publications, which can be viewed or downloaded at . You can also elect to receive a paper copy of the Annual Report and Summary Review through the Share Registrar. Value through Value through Value through performance performance performance Annual Report 2014 SummaryReview2014 SustainabilityReport2014 Annual Report Summary Review Sustainability Report If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact: Share Registrar +44 844 472 7001 (United Kingdom) +27 11 373 0033 (South Africa) BHP Billiton also produces a Community Review, which can be viewed or downloaded at Our Contribution BHP Billiton in the community Community Review BHP BILLITON PLC NOTICE OF MEETING 2014 – 49

Shareholder information

Share Registrars and Transfer Offices

Australia

BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries: ***www.investorcentre.com/bhp***

United Kingdom

BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal Address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ

Telephone +44 844 472 7001
Facsimile +44 870 703 6101
Email enquiries: ***www.investorcentre.co.uk/contactus***

South Africa

BHP Billiton Plc Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address – PO Box 61051
Marshalltown 2107

Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries: ***web.queries@computershare.co.za***

Holders of shares dematerialised into Strate
should contact their CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal Address – Private Bag 92119
Auckland 1142

Telephone +64 9 488 8777
Facsimile +64 9 488 8787

United States

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Postal Address – PO Box 43078
Providence, RI 02940-3078

Telephone +1 888 404 6340 (toll-free within US)
Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries: ***citibank@shareholders-online.com***
Website: ***www.citi.com/dr***

50 – BHP BILLITON PLC NOTICE OF MEETING 2014

BHP BILLITON PLC NOTICE OF MEETING 2014 – 51

Location of the Annual General Meeting

THURSDAY, 23 OCTOBER 2014 – 11.00AM

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE

The Queen Elizabeth II Conference Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and underground train stations, visitors are well-connected to the Centre.


HORSE GUARDS RD
WHITEHALL
THE MALL
ST. JAMES'S PARK
KING CHARLES ST
THE QUEEN ELIZABETH II CONFERENCE CENTRE
WESTMINSTER
WESTMINSTER BRIDGE
BIRDCAGE WALK
STOREY'S GATE
PARLIAMENT SQUARE
BIG BEN
BROAD SANCTUARY
ST JAMES'S PARK
WESTMINSTER ABBEY
PARLIAMENT
RIVER THAMES
VICTORIA STREET
GREAT SMITH ST
GREAT PETER ST
HORSEFERRY RD
SMITH SQUARE
ABINGDON ST
LAMBETH PALACE RD
A302
VINCENT SQUARE
MILLBANK

Transport Options

Trains

Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.

Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left.

Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.

Tube

Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right onto Broad Sanctuary. The Centre is located on your right.

St James's Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you.

Tube continued

Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.

Bus Services

Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.

Car

There is no car parking at the Centre; however, the Q-Park Westminster car park is located just a short distance from the Queen Elizabeth II Conference Centre in Great College Street, SW1P 3RX. For more information about the car park, please visit their website ***www.q-park.co.uk***.

For more information, please visit the Centre's website ***http://www.qeiicc.co.uk/contact-us/how-to-find-us***. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.